Dashible, Inc.
Balance Sheet
(Unaudited)

	December 31, 2019
ASSETS	
Cash	$ 2,325
Total current assets	2,325
Total assets	$ 2,325
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Founder Loan	$ 15,154
Total current liabilities	15,154
Commitments and contingencies	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 1,012,500 issued and outstanding	10
Paid-in-capital (SAFE)	15,000
Accumulated deficit	(27,838)
Total shareholders' deficit	(12,828)
Total liabilities and shareholders' deficit	$ 2,325